VERVE VENTURES INC.


From:
Leslie Clitheroe
President and CEO
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire
SK92QW


AMENDMENT #2

Re: Form S-1 filed February 4, 2011

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To Whom It May Concern:

On behalf of Verve Ventures Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated February 9, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

REGISTRATION STATEMENT ON FORM S-1

GENERAL

     1) The Registrant respectfully disagrees with the Commission's insistence that the Registrant is a blank check company. According to the language of Rule 419, a blank check company: "Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person..." To our knowledge the Commission has never defined what "a specific business plan" entails. Typically, if the Commission believes that a business plan requires additional specificity, it provides detailed comments to guide the registrant in making the required disclosure.

          We would like to draw the SEC to the fact that the Registrant has researched its chosen market place, associated costs and viable revenues with its chosen business plan. In addition during the past two months we have signed a marketing agreement been paying for our toll free number and have made our website www.vervejunk.com live.

     2) In response to this comment we have added the following language to the part of the Registration Statement entitled "The Offering":

     3) The purpose of this offering is to offer existing shareholders (other than officers and directors) the opportunity to benefit from a trading market, if one develops in response to the Company's future performance. Depending on the level of market interest, the Company may consider selling additional shares to new investors to help fund working capital requirements and expand the scope of business. The Company is aware of the fact that the creation of a secondary market of shares for sale may have an adverse affect on our ability to raise capital in the future. The Company is not contractually obligated to file the S-1.

     4) Leslie Clitheroe and Christopher Clitheroe have been identified as promoters of Verve Ventures Inc.

     5) In response to this comment, we have created a section for the OUTSIDE BACK COVER OF PROSPECTUS at the end of Part I of the Registration Statement, under which we have added the required language for the Dealer Prospectus Deliver Obligation.
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OUTSIDE FRONT COVER PAGE OF THE PROSPECTUS

     6) The Company has revised the disclosure to correctly state shares as quoted throughout the prospectus.

SUMMARY, PAGE 3

     7) The Company has revised the disclosure to address all points in comment #9. Points 2 and 3 are discussed with the closing sentence in the summary: "The current burn rate is primarily made up of the costs associated with being a reporting issuer and is projected to increase substantially once operations begin.

SELLING SHAREHOLDERS, PAGE 9

     8) The company has added a statement to the disclosure to state the two identified shareholders in the notes are the only selling shareholders affiliated with the company.

     9) The Company has revised the disclosure to remove the statement "Except as listed below"

PLAN OF DISTRIBUTION, PAGE 11

     10) The Company has revised the disclosure to sufficiently state the company is a shell company.

EXHIBIT 23.1

     11) The Exhibit 23.1 has been re-issued with the correct date of the audit.

Verve Ventures Inc


/s/ Leslie Clitheroe
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Leslie Clitheroe, CEO